[SRSY Letterhead]

Michael P. O'Hare

MO'Hare@stradley.com

215.564.8198

March 25, 2011

VIA EDGAR

Mr. Edward P. Bartz
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:           AssetMark Funds
File Nos.: 333-53450 and 811-10267

Dear Mr. Bartz:

On behalf of AssetMark Funds (the “Trust” or the “Registrant”), following are the responses to the comments conveyed by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with regard to Post-Effective Amendment Nos. 19/20 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on November 1, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended.  The Amendment was filed for the purposes of:  (i) registering a new series, to be known as the GuideMark Opportunistic Equity Fund; (ii) implementing changes relating to certain of the Registrant’s existing series; and (iii) registering a new class of shares, to be known as Institutional Shares, and renaming the existing class of shares as Service Shares.  In addition, please note that the name of the Trust has been changed to “GPS Funds I,” and the name “AssetMark” in the name of each series (“Fund”) of the Trust has been replaced with the name “GuideMark.”

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  The Registrant notes that you conveyed the comments of the SEC Staff on December 16, 2010, in a telephone conversation with the undersigned and Fabio Battaglia of Stradley, Ronon, Stevens & Young, LLP, the Trust’s counsel.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.  The Registrant

U.S. Securities and Exchange Commission
March 25, 2011

notes that where a comment made in one location is applicable to similar disclosures elsewhere in the document, such disclosures have been revised accordingly.

Comments Applicable to the Prospectus

Comments Applicable to Multiple Funds

1.	In the fee table, please change the caption “Investment Advisory Fees” to “Management Fees,” in accordance with Instruction 3(a) to Item 3 of Form N-1A.

The disclosure has been revised in accordance with the comment.

2.
The footnote to the fee table states that the Fund’s adviser has contractually agreed to waive fees and/or assume expenses as necessary “through [          ].”  Please ensure that this date is no less than one calendar year from the effective date of the registration statement if this agreement is to be referenced in the table and footnote.  See Instruction 3(e) to Item 3 of Form N-1A.

The disclosure has been updated to indicate that the adviser’s contractual arrangement described in the footnote is in place through July 31, 2012.

3.
In discussing derivatives, please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici07310.pdf.

Certain revisions have been made to the disclosure related to derivatives in light of the Staff’s letter referred to in the comment.

4.	Please revise the last column of the table to reflect each portfolio manager’s length of service as a portfolio manager of the Fund.

The disclosure has been revised in accordance with the comment.

5.
If a Fund or any of its related companies pay financial intermediaries for the sale of Fund shares or related services, it must include a statement disclosing that these payments may create a conflict of interest by influencing the intermediary and the investor’s salesperson to recommend the Fund over an alternative investment. See Item 8 of Form N-1A. The disclosure in this section states that the Fund and its related companies do not pay financial intermediaries for the sale of Fund shares, but may pay fees to financial intermediaries that perform administrative, recordkeeping and shareholder services. In addition, a subsequent disclosure states that the adviser may pay a portion of it revenues in the form of allowances to certain financial advisors that participate in the GFWM platform. Please disclose the possible conflict of interest that may result from these arrangements as required by

U.S. Securities and Exchange Commission
March 25, 2011

Item 8. Alternatively, please explain to us why these payments do not involve a payment for “the sale of Fund shares or related services.” We may have additional comments based on your response.

The disclosure has been revised in accordance with Item 8 of Form N-1A.  The revised disclosure is set forth below.

Payments to Broker-Dealers and Other Financial Intermediaries:  If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

6.	Please modify the footnote to the fee table to delete the reference to expense reductions generated when the Fund lends portfolio securities.

The Registrant notes that Instruction 3(f)(7) to Item 3 of Form N-1A permits a fund to clarify in a footnote to the fee table that the total annual fund operating expenses under Item 3 do not correlate to the ratio of expenses to average net assets given in response to Item 13, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.  The Registrant has included the footnote referenced in the comment in accordance with this instruction.  In addition, because there is a second reason that the total annual fund operating expenses under Item 3 do not correlate to the ratio of expenses to average net assets given in response to Item 13 (i.e., expense reductions generated when the Fund lends portfolio securities), the Registrant believes that the footnote in its current form provides the most accurate description of the reasons for such non-correlation.

7.	Where reference is made to the Russell 1000 Index, please include the capitalization range of that index as of a current date.

The Registrant respectfully declines to include disclosure that identifies the full range of market capitalizations for companies that the Fund considers to be “large capitalization companies.”  In the view of the Registrant, investors generally consider the Russell 1000 Index to be representative of the large capitalization segment of the U.S. equity market.

8.	Where references are made to Fund investments in American Depositary Receipts (“ADRs”), please include a brief description of ADRs.

The disclosure set forth below has been added in accordance with the comment.

U.S. Securities and Exchange Commission
March 25, 2011

Depositary receipts are typically issued by a U.S. or foreign bank or trust company and evidence ownership of underlying securities issued by a foreign corporation.

9.	Please update the year-to-date performance information adjacent to the bar chart.

The disclosure has been updated in accordance with the comment.

10.	Please move the disclosure that refers to the prior management of the Fund by other sub-advisors to the text of the introductory disclosure immediately preceding the bar chart.

The footnote has been deleted and the disclosure contained in that footnote has been added to the introductory disclosure immediately preceding the bar chart in accordance with the comment.

11.	In the third sentence of the paragraph following the table depicting the average annual total returns, please change the reference to “redemption” to “withdrawal.”

The disclosure has been revised in accordance with the comment.

12.	Please explain why the Lipper funds indexes that are included as secondary indexes to which the Funds’ performance may be compared are appropriate for each Fund.

The disclosure related to the Lipper funds indexes has been deleted.

13.	Where references are made to “duration,” please include a brief description of duration and state the current duration of the Fund.

The disclosure set forth below has been added in accordance with the comment.

Duration is a measure of the sensitivity of the price of a debt security (or a portfolio of debt securities) to changes in interest rates.  The prices of debt securities with shorter durations generally will be less affected by changes in interest rates than the prices of debt securities with longer durations.

14.
Please ensure that the principal risks of each Fund, as identified in the table, are consistent with each of the principal risks and principal investment strategies identified in the summary section for each Fund.

The disclosure has been revised in accordance with the comment.

U.S. Securities and Exchange Commission
March 25, 2011

15.
Please include a statement that the trading costs and tax consequences associated with a Fund’s portfolio turnover rate may affect its investment performance. See Instruction 7 to Item 9(b)(1) of Form N-1A.

A statement that the trading costs and tax consequences associated with a Fund’s portfolio turnover rate may affect its overall investment performance has been added in the section entitled “Portfolio Turnover.”

Opportunistic Equity Fund

16.
The “Principal Investment Strategies of the Fund” include the use of preferred stocks and convertible securities.  Please add disclosure to this section summarizing the risks associated with these types of investments.

The disclosure related to convertible bonds has been removed from the summary section, as investments in convertible bonds are not expected to be a principal investment strategy of the Fund.  The disclosure set forth below summarizing the risks associated with investments in preferred stock has been added.

Preferred stock is generally senior to common stock, but subordinate to debt securities, with respect to the payment of dividends and on liquidation of the issuer.  The market value of preferred stock is generally subject to decreases when interest rates rise and is also affected by the issuer’s ability to make payments on the preferred stock.

Small/Mid Cap Core Fund

17.	Where reference is made to the Russell 2500 Index, please include the capitalization range of that index as of a current date.

The Registrant respectfully declines to include disclosure that identifies the full range of market capitalizations for companies that the Fund considers to be “small-to-medium capitalization companies.”  In the view of the Registrant, investors generally consider the Russell 2500 Index to be representative of the small-to-mid capitalization segment of the U.S. equity market.

Tax-Exempt Fixed Income Fund

18.
Please modify the disclosure to state that the Fund’s policy of investing in fixed income securities, the interest on which is generally exempt from federal income tax and not subject to the alternative minimum tax may not be changed without shareholder approval.

The disclosure has been revised in accordance with the comment.

U.S. Securities and Exchange Commission
March 25, 2011

Comments Applicable to the Statement of Additional Information

19.	Please include a description of any ongoing arrangements to make available information about the Funds’ portfolio securities to any person.

The disclosure set forth below has been added in accordance with the comment.

In addition to the service providers listed in this SAI, the specific entities to whom the Funds may provide portfolio holdings in advance of their release to the general public are: Abel/Noser, Gifford Fong Associates and Russell Implementation Services.

20.	In the table for the Board of Trustees, please show “Other Directorship/Trusteeship Positions held by Trustee for the Past 5 Years.” See Item 17(b)(3)(ii) of Form N-1A.

Any former directorships held by the Trustees during the past five years, as required by Item 17(b)(3)(ii), have been added to the applicable Trustees’ profiles under the section titled “Trustees’ Qualifications and Experience.”

*  *  *  *  *

The Trust and its management note they are responsible for the accuracy and adequacy of the disclosure contained in the Registration Statement.

In connection with the Registrant’s response to the SEC Staff’s comments on the Registration Statement, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

* * * * * *

If you have any additional questions or require further information, please contact me at (215) 564-8198 or, in my absence, Fabio Battaglia at (215) 564-8077.

Best regards,

/s/ Michael P. O’Hare

Michael P. O’Hare

cc:           Carrie Hansen, President